UNIT[redacted]
SECURITIES AND E
Washing

03014469

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.
208

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 34262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOEB ARBITRAGE FUND

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD CAMPBELL (212) 483-7078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POLAKOFF & MICHAELSON, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

225 WEST 34TH STREET, (Address) NEW YORK [redacted] NEW YORK (State) 10122 (Zip Code)

CHECK ONE:

- [x] Certified Public Accounta[redacted]
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GIDEON KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOEB ARBITRAGE FUND, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

LOEB ARBITRAGE MANAGEMENT, INC.

JOSEPHINE LEUNG
Notary Public, State of New York
No. 01LE4839235
Qualified in New York County
Commission Expires 02/28/06

Notary Public

This report ** contains (check all applicable boxes):

- XX ☒ (a) Facing Page.
- XX ☒ (b) Statement of Financial Condition.
- XX ☒ (c) Statement of Income (Loss).
- XX ☒ (d) Statement of Changes in Financial Condition.
- XX ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

DECEMBER 31, 2002

(With Independent Auditor's Report Thereon)

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants

OATH OR AFFIRMATION

I, Gideon King, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule (s) pertaining to the Firm of LOEB ARBITRAGE FUND, as of December 31, 2002, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

(Signature)

President, Loeb Arbitrage Management, Inc. G.P.
(Title)

JOSEPHINE LEUNG
Notary Public, State of New York
No. 01LE4839235
Qualified in New York County
Commission Expires 02/28/06

(Notary Public)

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

DECEMBER 31, 2002

TABLE OF CONTENTS

P&M

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S REPORT

Partners of
Loeb Arbitrage Fund
New York, New York

We have audited the accompanying statement of financial condition including the condensed schedule of investments of Loeb Arbitrage Fund as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loeb Arbitrage Fund as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Polakoff + Michaelson, CPA, P.C.

New York, New York
February 24, 2003

LOEB ARBITRAGE FUND

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Securities owned:		
Marketable securities owned - at market value (Notes 3 and 8)	$	424,811,480
Other investments - at fair value (Notes 3 and 8)		148,796,668
Due from clearing brokers (Note 4)		209,407,666
Receivable from clearing broker - unrealized appreciation on equity swap contracts (Note 3)		1,452,773
Accrued dividends and interest receivable		3,078,343
Due from related party (Note 5)		178,193
Total assets	$	787,725,123

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Securities sold but not yet purchased - at market value (Notes 3 and 8)	$	269,359,389
Payable to broker-unrealized depreciation on forward currency contracts (Note 3)		4,756
Accrued expenses		97,620
Accrued dividends and interest on securities sold but not yet purchased		806,507
Due to general partner (Note 5)		194,409
Total liabilities		270,462,681
Commitments (Note 7)		
Advance payments for capital subscriptions		8,500,000
Partners' capital (Note 11)		508,762,442
Total liabilities and partners' capital	$	787,725,123

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2002

	PERCENT OF PARTNERS' CAPITAL		MARKET VALUE
COMMON STOCKS (73.94%)			
United States (63.81%)			
Advanced Materials	0.23	$	1,145,682
Aerospace, Defense	3.70		18,826,053
Automobiles and Autoparts	1.23		6,241,437
Biomedical/Gene	1.57		7,999,343
Business Services	0.40		2,050,057
Cellular Telecom and Wireless Equipment	0.24		1,207,078
Chemical	0.55		2,792,789
Commercial Banking, S & L's (Central U.S.)	0.08		387,648
Commercial Banking, S & L's (Eastern U.S.)	0.49		2,515,605
Commercial Banking, S & L's (Southern U.S.)	1.30		6,612,547
Commercial Banking, S & L's (Western U.S.)	2.12		10,798,093
Commercial Services	0.75		3,835,031
Computer Software, Services, Equipment	4.29		21,848,952
Construction and Building	2.13		10,815,518
Consulting Services	0.06		325,338
Diversified Financial Services	0.03		132,155
E-Commerce	2.11		10,716,340
E-Marketing	0.16		806,917
Electric - Integration and Generation	1.43		7,295,189
Electrical Components and Measuring Equipment	2.45		12,452,001
Energy - Alternative Sources	0.02		111,460
Entertainment, Leisure	0.11		572,323
Food Products, Agribusiness, Beverages	2.41		12,248,242
Gas Distribution, Pipelines	0.54		2,757,058
Healthcare Services and Supplies, Cost Containment	0.81		4,098,732
Household Goods	0.05		238,432
Industrial Automation, Robotics	1.14		5,777,979
Insurance Companies	0.69		3,509,466
Internet Content	0.20		1,014,947
Internet Security	0.29		1,465,484
Investment Banking, Brokerage, Money Center Banks	0.09		477,067
Machinery	0.08		393,237
Manufacturing	3.28		16,666,364
Media, Radio, Television, Cable TV, Multimedia	1.14		5,799,127
Medical - HMO	1.48		7,510,398
Medical - Hospitals/Nursing Homes/Home Care	0.32		1,624,251
Medical Laser Systems	0.09		455,102
Medical Products	1.44		7,325,555
Minerals, Mining, Steel and Metals	2.06		10,479,444
Miscellaneous Financial	1.80		9,151,418

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2002

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS (73.94%) *(Continued)*		
Oil Exploration and Production, Refining; Oilfield Services	5.62	$ 28,594,695
Paper Products, Forestry	0.10	521,257
Pharmaceuticals, Drugs	4.79	24,346,789
Pharmacy Services	1.34	6,797,295
Professional Sports	0.20	1,021,767
Publishing	0.00	3,062
Real Estate Investment Trusts	2.17	11,056,507
Restaurants, Hotels, Gaming	0.23	1,181,329
Retail	0.90	4,601,415
Satellite Telecom	0.99	5,014,048
Schools	0.06	315,276
Security Services	0.23	1,183,537
Special Purpose Entities	0.00	12,737
Telecom Services and Equipment	1.07	5,455,181
Telephone - Integrated	0.14	702,716
Textiles	0.54	2,763,188
Transportation, Trucking, Airlines	0.18	929,772
Travel Services	0.14	687,632
Unit Trust	0.12	626,705
Waste Management	0.08	384,188
Water	1.53	7,801,300
Web Hosting, Design and Portal	0.02	111,397
Total United States (cost $357,892,706)	63.81	324,591,652
Australia (.76%)		
Food Products, Agribusiness, Beverages	0.18	903,281
Minerals, Mining, Steel and Metals	0.31	1,585,369
Restaurants, Hotels, Gaming	0.27	1,350,314
Total Australia (cost $3,895,507)	0.76	3,838,964
Bermuda (.61%)		
Insurance Companies	0.02	110,919
Manufacturing	0.59	2,995,601
Total Bermuda (cost $7,944,310)	0.61	3,106,520
Canada (5.38%)		
Cellular Telecom and Wireless Equipment	0.04	214,913
Construction and Building	0.11	536,196
Computer Software, Services, Equipment	0.09	482,013
Insurance Companies	1.95	9,935,896
Investment Banking, Brokerage, Money Center Banks	0.08	406,623
Minerals, Mining, Steel and Metals	2.52	12,824,516
Oil Exploration and Production, Refining; Oilfield Services	0.33	1,694,406
Paper Products, Forestry	0.07	345,830
Real Estate Operator/Developer	0.07	358,998

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2002

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS (73.94%) *(Continued)*		
Special Purpose Entities	0.11	$ 546,248
Waste Management	0.01	42,883
Total Canada (cost $27,167,563)	5.38	27,388,522
England (1.04%)		
Computer Software, Services, Equipment	0.06	328,959
Entertainment, Leisure	0.40	2,023,022
Manufacturing	0.03	139,591
Rental Auto/Equipment	0.05	263,107
Retail	0.46	2,323,304
Tobacco	0.04	179,916
Total England (cost $5,640,328)	1.04	5,257,899
France - Healthcare Services and Supplies, Cost Containment (cost $7,477,965)	1.50	7,644,008
Ireland - Medical - Drugs (cost $66,226)	0.00	1,892
Korea - Commercial Bank (cost $16,415)	0.00	-
Norway - Commercial Bank (cost $317,129)	0.06	328,312
Spain - Construction and Building (cost $3,638,955)	0.77	3,911,817
Sweden - Construction and Building (cost $61,822)	0.01	62,161
Total Common Stocks (cost $414,118,926)	73.94	376,131,747
DISTRESSED DEBT SECURITIES (24.82%)		
United States (24.27%)		
Advanced Materials	0.15	760,455
Automobiles and Autoparts	0.24	1,236,305
Business Services	0.27	1,360,936
Cellular Telecom and Wireless Equipment	0.26	1,304,922
Chemical	1.11	5,669,857
Commercial Banking, S & L's (Eastern U.S.)	0.03	155,203
Commercial Banking, S & L's (Southern U.S.)	0.00	23,679
Computer Software, Services, Equipment	1.43	7,272,360
Construction and Building	0.05	255,450
Electric - Integration and Generation	3.24	16,493,837
Electrical Components and Measuring Equipment	0.01	31,120
Engineering, R&D Services	0.32	1,650,224
Food Products, Agribusiness, Beverages	0.01	51,649
Gas Distribution, Pipelines	0.06	329,658
Healthcare Services and Supplies, Cost Containment	0.03	132,201
Industrial Automation, Robotics	0.00	24,042
Insurance Companies	0.66	3,334,133
Internet Incubators	0.13	657,476
Internet Telephony	0.01	28,008
Manufacturing	2.01	10,241,016
Media, Radio, Television, Cable TV, Multimedia	0.27	1,388,281

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2002

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
DISTRESSED DEBT SECURITIES (24.82%) *(Continued)*		
Medical - Hospitals/Nursing Homes/Home Care	0.68	$ 3,453,056
Medical Products	0.04	194,188
Minerals, Mining, Steel and Metals	0.29	1,459,802
Miscellaneous Financial	1.97	10,037,723
Oil Exploration and Production, Refining; Oilfield Services	0.17	889,460
Paper Products, Forestry	0.08	414,222
Pharmaceuticals, Drugs	1.72	8,772,567
Rental Auto/Equipment	0.15	770,451
Retail	1.52	7,727,559
Satellite Telecom	0.69	3,512,340
Special Purpose Entities	0.22	1,123,708
Telecom Services and Equipment	2.47	12,573,719
Telephone - Integrated	2.23	11,352,829
Transportation, Trucking, Airlines	1.40	7,101,444
Vitamin & Nutriment Products	0.14	708,683
Waste Management	0.05	264,680
Web Hosting, Design and Portal	0.16	791,504
Total - United States (cost $120,578,846)	24.27	123,548,747
Australia - Minerals, Mining, Steel and Metals (cost $9,334)	0.00	16,333
Canada - Transportation, Trucking, Airlines (cost $1,415,479)	0.35	1,755,911
Germany - Construction and Building (cost $460,861)	0.07	331,557
Hong Kong - Electrical Components and Measuring Equipment (cost $20,572)	0.00	-
Netherlands - Investment Banking, Brokerage, Money Center Banks (cost $305,037)	0.13	655,496
Total Distressed Debt Securities (cost $122,790,129)	24.82	126,308,044
LONG-TERM DEBT SECURITIES (4.03%)		
United States (3.95%)		
Advertising Agencies	0.09	436,573
Aerospace, Defense	0.48	2,418,857
Automobiles and Autoparts	0.17	886,914
Cellular Telecom and Wireless Equipment	0.31	1,552,406
Commercial Services	0.73	3,719,099
Computer Software, Services, Equipment	0.18	921,712
E-Commerce	0.44	2,218,049
Electric - Integration and Generation	0.94	4,769,416
Machinery	0.23	1,180,091
Manufacturing	0.13	660,400
Retail	0.25	1,275,087
Total United States (cost $17,746,597)	3.95	20,038,604
Ireland - Pharmaceuticals, Drugs (cost $361,261)	0.08	430,019
Total Long-Term Debt (cost $18,107,858)	4.03	20,468,623

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2002

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
MUNICIPAL BONDS (cost $11,048,197)(2.33%)	2.33	$ 11,864,453
TRADE CLAIMS AND BANK DEBT (4.42%)		
United States (3.31%)		
Business Services	0.11	546,959
Chemicals	0.54	2,722,982
Construction and Building	0.53	2,696,401
Insurance Companies	0.06	304,725
Retail	0.06	293,365
Textiles	0.30	1,505,067
Telecom Services and Equipment	1.57	8,004,582
Waste Management	0.14	735,559
Total - United States (cost $18,875,923)	3.31	16,809,640
Bermuda - Manufacturing (cost $3,490,840)	0.73	3,706,085
England - Restaurants, Hotels, Gaming (cost $2,111,263)	0.38	1,957,899
Total Trade Claims and Bank Debt (cost $24,478,026)	4.42	22,473,624
U.S. GOVERNMENT OBLIGATIONS (3.07%)		
U.S. Treasury Notes (cost $15,047,162)	3.07	15,599,259
OPTIONS (ALL U.S.) (.15%)		
Long Currency Put Options	0.00	18
Long Stock Put Options	0.06	289,650
Long Stock Index Put Options	0.09	457,730
Total Options (cost $772,544)	0.15	747,398
OTHER INVESTMENTS (U.S. cost $15,000)	0.00	15,000
TOTAL INVESTMENTS (cost $606,377,842)	112.76	$ 573,608,148
COMMON STOCKS SOLD BUT NOT YET PURCHASED (46.36%)		
United States (42.96%)		
Aerospace, Defense	(3.27)	(16,643,849)
Automobiles and Autoparts	(0.82)	(4,191,529)
Biomedical/Gene	(1.26)	(6,416,497)
Business Services	(0.03)	(128,741)
Cellular Telecom and Wireless Equipment	(0.21)	(1,076,937)
Chemicals	(0.56)	(2,863,806)
Commercial Banking, S & L's (Central U.S.)	(0.06)	(290,759)
Commercial Banking, S & L's (Eastern U.S.)	(0.45)	(2,292,537)
Commercial Banking, S & L's (Southern U.S.)	(1.25)	(6,342,488)
Commercial Banking, S & L's (Western U.S.)	(2.02)	(10,283,504)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2002

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS SOLD BUT NOT YET PURCHASED (46.36%) *(Continued)*		
Commercial Services	(0.01)	$ (60,651)
Computer Software, Services, Equipment	(2.71)	(13,800,666)
Construction and Building	(0.25)	(1,262,646)
Diversified Financial Services	0.00	(3,776)
E-Commerce	(0.86)	(4,387,174)
E-Marketing	(0.15)	(774,575)
Electric - Integration and Generation	(0.23)	(1,173,953)
Electrical Components and Measuring Equipment	(1.72)	(8,728,241)
Entertainment, Leisure	(0.36)	(1,854,395)
Gas Distribution, Pipelines	(0.53)	(2,671,823)
Healthcare Services and Supplies, Cost Containment	(0.35)	(1,766,795)
Industrial Automation, Robotics	(1.14)	(5,777,979)
Insurance Companies	(0.32)	(1,620,368)
Internet Content	(0.01)	(58,131)
Internet Security	(0.28)	(1,413,777)
Investment Banking, Brokerage, Money Center Banks	(1.69)	(8,606,659)
Machinery	(0.06)	(288,773)
Manufacturing	(0.42)	(2,118,390)
Media, Radio, Television, Cable TV, Multimedia	(0.98)	(4,986,734)
Medical - HMO	(1.48)	(7,510,398)
Medical Laser Systems	(0.09)	(457,375)
Medical Products	(0.29)	(1,498,297)
Medical Supplies	(0.10)	(483,977)
Minerals, Mining, Steel and Metals	(2.11)	(10,751,833)
Miscellaneous Financial	(0.11)	(550,442)
Oil Exploration and Production, Refining; Oilfield Services	(5.10)	(25,929,079)
Pharmaceuticals, Drugs	(5.13)	(26,119,460)
Publishing	0.00	(3,062)
Real Estate Investment Trusts	(0.52)	(2,645,448)
Restaurants, Hotels, Gaming	(0.08)	(408,921)
Retail	(0.47)	(2,379,029)
Satellite Telecom	(0.18)	(905,247)
Security Services	(0.23)	(1,183,537)
Standard and Poors Depository Receipts	(1.89)	(9,596,768)
Telecom Services and Equipment	(0.74)	(3,764,821)
Telephone - Integrated	(0.19)	(950,892)
Textiles	(0.54)	(2,763,188)
Transportation, Trucking, Airlines	(0.15)	(744,922)
Travel Services	(1.39)	(7,078,363)
Water	(0.17)	(876,379)
Total United States (proceeds $270,156,685)	(42.96)	(218,487,591)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2002

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS SOLD BUT NOT YET PURCHASED (46.36%) ***(Continued)***		
Australia (.13%)		
Food Products, Agribusiness, Beverages	(0.01)	$ (50,364)
Minerals, Mining, Steel and Metals	(0.05)	(240,524)
Restaurants, Hotels, Gaming	(0.07)	(370,121)
Total Australia (proceeds $633,972)	(0.13)	(661,009)
Bermuda - Manufacturing (proceeds $9,382,800)	(0.61)	(3,110,765)
Canada (1.68%)		
Cellular Telecom and Wireless Equipment	(0.04)	(220,915)
Computer Software, Services, Equipment	(0.03)	(154,520)
Insurance Companies	(0.54)	(2,761,845)
Minerals, Mining, Steel and Metals	(1.07)	(5,440,829)
Total Canada (proceeds $8,078,098)	(1.68)	(8,578,109)
Ireland - Pharmaceuticals, Drugs (proceeds $320,111)	0.00	(17,916)
Italy - Investment Banking, Brokerage, Money Center Banks (proceeds $950,337)	(0.19)	(967,377)
Spain - Construction and Building (proceeds $3,796,951)	(0.79)	(4,017,068)
Total Common Stocks Sold But Not Yet Purchased (proceeds $293,318,954)	(46.36)	(235,839,835)
DISTRESSED DEBT SECURITIES SOLD BUT NOT YET PURCHASED (ALL U.S.; 1.93%)		
Chemicals	(0.32)	(1,631,922)
Diversified Financial Services	0.00	(292)
Electric - Integration and Generation	(0.03)	(151,404)
Engineering, R&D Services	(0.05)	(258,011)
Manufacturing	(0.91)	(4,610,851)
Publishing	(0.07)	(347,526)
Retail	(0.02)	(88,644)
Telecom Services and Equipment	(0.53)	(2,672,007)
Total Distressed Debt Securities Sold But Not Yet Purchased (proceeds $11,308,537)	(1.93)	(9,760,657)
LONG-TERM DEBT SECURITIES SOLD BUT NOT YET PURCHASED (ALL U.S.; 3.83%)		
Cellular Telecom and Wireless Equipment	0.00	(24,894)
Manufacturing	(2.80)	(14,262,665)
Medical - Hospitals/Nursing Homes/Home Care	(0.06)	(281,889)
Paper Products, Forestry	(0.38)	(1,933,200)
Rental - Automobile/Equipment	(0.37)	(1,861,530)
Retail	(0.22)	(1,120,596)
Total Long-Term Debt Securities Sold But Not Yet Purchased (proceeds $18,178,115)	(3.83)	(19,484,774)
OPTIONS SOLD BUT NOT YET PURCHASED (ALL U.S.; .05%)		
Short Currency Call Options	0.00	(8,676)
Short Stock Call Options	(0.02)	(91,700)
Short Stock Index Call Options	(0.03)	(164,340)
Total Options Sold But Not Yet Purchased (proceeds $476,665)	(0.05)	(264,716)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2002

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
U.S. GOVERNMENT OBLIGATIONS (.79%)		
U.S. Treasury Notes (proceeds $3,913,027)	(0.79)	$ (4,009,407)
TOTAL INVESTMENTS SOLD BUT NOT YET PURCHASED (proceeds $327,195,298)	(52.96)	$ (269,359,389)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2002

Note 1 - Organization and Nature of Business

Loeb Arbitrage Fund (the "Fund"), a New York State Limited Partnership, was formed on May 14, 1985, and commenced operations on January 15, 1988. The Fund, under the terms of its limited partnership agreement, will continue until December 31, 2010 unless sooner dissolved. The Partnership engages in securities arbitrage (primarily "risk" but also "riskless"), other securities transactions as well as securities options, other speculative transactions, and may to a limited extent, also engage in commodity (including currency) spot, forward, options and swap transactions that are not subject to regulation under the Commodity Exchange Act or similar state laws. When the Fund engages in risk arbitrage activities, it invests funds jointly under a joint account agreement ("Joint Account") with Loeb Partners Corporation ("LPC"), a Delaware corporation which is related to the General Partner. During 2002 substantially all investments were made under the Joint Account with LPC. Allocation from the joint account is made in proportion to the funds invested by the Fund and LPC. The net income for each partner of the Fund is allocated one-fourth to the General Partner and three-fourths to all partners in proportion to their individual interests. Net losses for each partner are allocated to individual partners' capital accounts in proportion to their individual interests. The partnership prepares its financial statements as a broker-dealer as required by the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

a) Use of Estimates

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition

The Fund records security transactions on the trade date. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

c) Valuation of Securities

Investments in securities traded on a national securities exchange are stated at their last reported sales price on the day of valuation. Listed securities for which no sale was reported on that date and options are stated at the last quoted "bid" price, except for short positions and options written, for which the last quoted "asked" price is used. Other securities traded in the over-the-counter market are stated at the last quoted "bid" price. Securities for which no such market prices are available, or as to which, in the judgment of the General Partner, such market prices fail to accurately represent the amount realizable by the Fund upon sale or liquidation, are valued at fair value as determined by the General Partner.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

d) Financial Instruments

In the normal course of business, the Partnership utilizes derivative financial instruments such as options, equity swap contracts, and forward currency contracts both domestic and foreign, in connection with its proprietary trading activities.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", the Partnership records its derivative activities at market value. Gains and losses from derivative financial instruments are included in net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments in the statement of income.

e) Foreign Currency

Amounts denominated in or expected to settle in foreign currencies (FC) are translated into United States dollars at rates reported by a major New York City financial institution on the following basis:

i) Market value of investment securities, other assets and liabilities - at the closing rate of exchange at the balance sheet date.
ii) Purchases and sales of investment securities, income and expenses - at the rate of exchange prevailing on the respective dates of such transactions.

The Fund isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term and/or long-term securities, sales of FC, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities including investments in securities at fiscal year end, resulting from changes in the exchange rate.

f) Income Taxes

All gains and losses subject to taxes are passed on to the individual partners and, accordingly, no provision for federal and state income taxes has been made for the Fund. Since all income derived is from investing and trading in the Fund's own account, it is not liable for any local taxes.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT
(Continued)

DECEMBER 31, 2002

Note 2 - Summary of Significant Accounting Policies *(Continued)*

g) Cash

The Fund considers demand deposits to be cash. At December 31, 2002 the Fund has no cash accounts. All cash transactions are executed through accounts with the Fund's clearing brokers (Note 4).

Note 3 - Investment Transactions

Marketable securities owned, at market value, other investments, at market value and securities sold but not yet purchased, at market value, consist of the following:

	Cost	Market
Marketable securities owned:		
Equities	$ 414,118,926	$ 376,131,747
Long-term debt securities	18,107,858	20,468,623
Government and municipal securities	26,095,359	27,463,712
Options	772,544	747,398
	459,094,687	424,811,480
Other investments:		
Distressed debt securities	122,790,129	126,308,044
Trade claims, bank debt and other	24,493,026	22,488,624
	147,283,155	148,796,668
Total marketable securities owned and other investments	$ 606,377,842	$ 573,608,148

	Proceeds	Market
Securities sold but not yet purchased:		
Equities	$ 293,318,954	$ 235,839,835
Long-term debt securities	18,178,115	19,484,774
Distressed debt securities	11,308,537	9,760,657
Government and municipal securities	3,913,027	4,009,407
Options	476,665	264,716
Total securities sold but not yet purchased	$ 327,195,298	$ 269,359,389

At December 31, 2002, unrealized appreciation on investments was $26,514,232 which includes $1,452,773 in unrealized appreciation on equity swap contracts and unrealized depreciation on foreign currency contracts of $4,756.

LOEB ARBITRAGE FUND
(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT
(Continued)

DECEMBER 31, 2002

Note 4 - Clearing Brokers' Accounts

The amount due to, or from, clearing brokers represents debits and credits through the accounts arising from security transactions, both domestic and foreign. Interest is credited or charged to the accounts based upon the average daily balance and is compounded monthly. Any amounts due to the brokers are secured by the pledge of investment securities or other collateral. As of December 31, 2002, the amount due from brokers was $209,407,666 and the effective interest rate on margin balances was 2.00%.

Note 5 - Related Party Transactions

The General Partner, Loeb Arbitrage Management, Inc. ("General Partner"), is entitled to receive at the end of each month a management fee of 1/12 of 3% of the Partnership total net assets representing, in part, reimbursement for operating expenses of the Partnership as incurred by the General Partner. This fee is subject to reduction if the Partnership does not achieve certain performance levels. There was no management fee charged for the year ended December 31, 2002.

At December 31, 2002, the Fund also owed the General Partner $194,409 relating to expense outlays by the General Partner on behalf of the Fund.

The Partnership pays brokerage commissions to a related entity, which is under common ownership with the General Partner. Such commissions are limited primarily to the execution cost and clearing charges associated with the trading activities of the company, and amounted to approximately $1,741,000 for the year ended December 31, 2002. Excess commissions charged for the year end December 31, 2002 in the amount of $178,193 is included in due from related party.

Note 6 - Net Capital Requirements

As a registered broker - dealer, the Partnership is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. At December 31, 2002 the Partnership had net capital of $317,274,528, which exceeded the requirement of $ 250,000 by $317,024,528, under the alternative method. The Fund's net capital ratio is .0035 to 1.

Note 7 - Commitments

a) Joint Account

Under the Fund's joint account agreement with LPC, the Fund (but not its limited partners) is jointly and severally liable to third party creditors with respect to obligations of the joint account. The Fund's participation in the joint account at December 31, 2002 is approximately 94%.

b) Lending-Related Financial Instruments

In connection with the Fund's participation in lending-related financial instruments, the Fund is obligated to fund its portion of unfunded credit commitments which amounts to approximately $4,300,000 as of December 31, 2002. This credit agreement expires March 2006.

These commitments can expire without being drawn upon. As a result, total contractual amounts may not be representative of the Fund's actual future credit exposure or liquidity requirements for these commitments.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Fund is engaged in buying and selling securities, options, and equity swap contracts, both domestic and foreign, for its own account. Fund transactions are collateralized and are executed with banks, brokers and dealers and other financial institutions. The Fund introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

Fund exposure to credit risk associated with non-performance of such banks, brokers and dealers and other financial institutions and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Fund. The agreement between the Fund and its clearing brokers provides that the Partnership is obligated to assume any exposure related to such non-performance.

Securities sold but not yet purchased are a part of the normal activities of the Fund as a broker and dealer in securities and are subject to off-balance sheet market risk of loss should the company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Derivative financial instruments traded by the Fund include option contracts and equity swap contracts, both domestic and foreign. The value of these contracts move with the changes in value of the underlying security or index. The Fund is required to maintain collateral to secure these transactions.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT
(Continued)

DECEMBER 31, 2002

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including foreign exchange rate movements, and fluctuations in security prices.

As part of its overall trading strategy, the partnership engages in the purchase and sale of index, stock and foreign currency options for the purpose of reducing market risk.

Index option positions at December 31, 2002 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long index call options	$ -	$ -	$ 35,581
Long index put options	16,015,851	457,730	654,045
Short index call options	(5,626,082)	(164,341)	(387,002)
Short index put options	-	-	(1,268)

The net gain which resulted from index option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $962,000.

Stock option positions at December 31, 2002 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long stock call options	$ -	$ -	$ 10,418
Long stock put options	2,722,982	289,650	197,290
Short stock call options	(1,097,916)	(91,700)	(97,451)
Short stock put options	-	-	(13,449)

The net gain which resulted from stock option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $521,000.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT

(Continued)

DECEMBER 31, 2002

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

Foreign currency option positions at December 31, 2002 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long put currency options - Euro	$ 123,831	$ 18	$ 255
Short call currency options - Euro	(123,831)	(8,676)	(3,526)

The net loss which resulted from foreign currency options trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $9,000.

The Fund has foreign investments in securities, debt instruments, options, and equity swap contracts. Future economic and political developments in those foreign countries could adversely affect the liquidity or value, or both, of the foreign investments in which the Fund is invested.

Note 9 - Forward Currency Contracts

At December 31, 2002, the Company had purchased and sold the following foreign currency exchange contracts:

Forward Currency Contracts - Long	Unrealized Gain	Unrealized Loss
2,027,502 Danish Krones vs. $286,735 for settlement January 3, 2003	$ 21	$ -
2,211,392 Great British Pounds vs. $3,548,621 for settlement January 2, 2003	12,826	-
2,499,014 Norwegian Kroners vs. $360,952 for settlement January 3, 2003	-	(109)
Forward Currency Contracts - Short		
(4,998,028) Euros vs. ($5,232,936) for settlement January 2, 2003	-	(17,493)
	$ 12,847	$ (17,602)

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT

(Continued)

DECEMBER 31, 2002

Note 10 - Financial Highlights

The following financial highlights have been calculated in accordance with the AICPA Audit and Accounting Guide, "Audits of Investments Companies."

Net investment income	3.33%
Operating expenses	.04%
Total return before management fee reduction	5.45%
Total return after management fee reduction	8.43%

The ratios of net investment income, operating expenses, and total return are calculated as a percentage of average net assets. The average net assets were determined on a monthly basis for the above calculations.

Note 11 - Subsequent Events

The General Partner received notice prior to December 31, 2002 of additional capital contributions and capital withdrawals effective January 1, 2003 pursuant to Articles 6.03 and 6.06 of the limited partnership agreement in the amounts of approximately $13,500,000 in contributions and approximately $53,000,000 of withdrawals.